Mail Stop 6010   December 7, 2007

Yiqing Wan, Chief Executive Officer
Benda Pharmaceutical, Inc.
Room 13, Floor 25, Sunny New World Tower
No. 231 Xin Hua Road, Jianghan District
Wuhan, Hubei, PRC. Post Code 430015

> **Re: Benda Pharmaceutical, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment no. 1 filed November 8, 2007**
> **File No. 333-143633**

Dear Mr. Wan:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. For each of the comments addressed below, please revise your financial statements accordingly, as applicable.

2. Please provide the September 30, 2007 financial statements and related financial information as required by Item 310(g) of Regulation S-B. The comments below on Form 10-Q should be addressed in Form SB-2 also.

3. We note that you are shares registered to Super Pioneer, Yaojin Wang, and Huimin Zhang. As these selling shareholders have the option to require you to redeem these shares, it appears that the private placement has not been completed and therefore you cannot register the resale of these shares at this time. Please revise to remove the shares from the registration statement or provide us with an analysis supporting your determination that the private placement has been completed.

4. We note your response to comment 1 and reissue the comment. We have not received the graphics you indicate you provided separately.

5. We note your response to comment 3 and reissue the comment. We can not locate where you have filed the interview and a copy of this interview was not provided with your filing.

6. We note your response to comment 4 and we note your website contains your November 5, 2007 press release pertaining to revenues for 2008 which continues to indicate your forward looking statements will fall within a safe harbor. As the information has been on your website for more than three month and you have continued to disseminate this information, it should be included in your registration statement. Please revise to include the information along with all the assumptions your projections are based on and sources for market and industry information. Additionally, revise your registration statement to specifically not that your forward looking statements do not fall within the safe harbor.

7. We note your have not provided a response to comment 5. Please provide your response and revise your prospectus accordingly.

Shenzhen SiBiono Gene Tech Co., Ltd., page 8

8. We note the payment due to certain SiBiono shareholders was not paid in full by the April 30, 2007 due date and had not been paid by June 30, 2007. We also note the payment due toYaojin Wang and Huimin Zhang were not paid in full by the June 30, 2007 due date. Please expand the discussion to describe the ramifications, if any, as a result of the failure to make the required payments when due. We may have additional comments.

"We have previously had an explosion at our Yidu plant…," page 11

9. We note the plant has been closed since January 2007. Elsewhere in the same discussion you indicate the plant was closed in November 2005. Please expand

the discussion to indicate when it was reopened after November 2005 and why it was closed in January. In addition, please explain why you believe the closure is temporary since it has been closed for almost a year.

Selling Security Holders, page 27

10. It appears that KI Equity is an affiliate of Keating Securities LLC, a registered broker dealer. Please revise to include the representations requested by former comment 47 or state that KI Equity is an underwriter.

11. We cannot locate the tabular disclosure you indicate has been included in the prospectus in response to comments 49-59. Please advise or provide this information in your next amendment.

Conflicts of Interest, page 38

12. We note your response to comment 64 and reissue the comment. Although your supplemental response states there are no known conflicts of interest, the disclosure in this section indicates there were such conflicts at December 31, 2006 and may continue to exist. As previously requested, please describe these conflicts.

Business, page 51

13. We note your response to comment 72. Please update the discussion to the most recent date practicable. For example, although the amendment was filed in November 2007, you state in the prospectus the Ribavarin workshop is expected pass GMP certification in October and the comprehensive workshop will apply for GMP certification at the end of October.

14. We note your response to comment 75. Please clarify in the disclosure whether the Jiangling facility has been continuously closed since the renovation began in July 2004.

15. We note your response to comment 76 and reissue the comment. Please expand the discussion to briefly explain whether and how the SFDA regulation process may differ from that of the FDA. If the SFDA approves a drug, can SFDA approval be utilized to obtain FDA approval for the same drug?

16. We note your response to comment 77 and reissue the comment. We could not locate the detailed discussion of the PRC regulatory regime and the specific procedures and process, if any, for government approval of your products prior to the sale of your products to the public.

Benda Ebei Products, page 57

17. We note your response to comment 78 and reissue the comment. Please provide more specific information concerning the pharmacological experiment that is the basis for the statement pertaining to the analgesic effect of Shusai-A Nefopam Hydrochloride, its non-addictive qualities and that there are no known side-effects. For example, who conducted the experiment, who paid for the experiment, when was the experiment conducted, how many participants were there, for how long were the drugs administered, the extent of any follow up studies, has the experiment been published and, if so, where and when were the results published, and whether the experiment has been duplicated.

18. We note your response to comment 79 and reissue the comment. We can not locate your response in the prospectus. Please advise or revise.

Yidu Benda Products, page 57

19. We note your response to comment 80. As currently written, there is no indication that Pfizer has purchased any of your products, merely that Pfizer is a customer of one of your customers. Unless you can document that the sales to Pfizer are material and that Pfizer is a direct customer of yours, you should delete any such reference to Pfizer.

20. We note your response to comment 81 and reissue the comment. Please update the discussion to the most recent date practicable. You state you were ordered to finish the improvements and be compliant by June 30, 2007, however you have not indicated you finished the improvements and were compliant by such date. Please indicate when you received oral notification you passed the required examination and when the feasibility studies were submitted.

Active Pharmaceutical Ingredients, page 59

21. Please update the discussion pertaining to the reestablishment of supply relationships and the plant reopening.

Status of Publicly Announced New Products/Services, page 61

22. We note your response to comment 83. Please expand the discussion in the prospectus to indicate that the company can obtain the license for the new medicine and the production license only after completion of the clinical experiments.

23. We note your response to comment 85. We also note that the detail you provided in your supplemental response, e.g. experts' technological evaluation, is not included in the prospectus.   Please revise the disclosure in the prospectus to include the detail provided in your supplemental response.

Planned Pharyngitis Clinics as of December 31, 2006, page 66

24. We note your response to comment 92. Please update the information in the chart as of the most recent date practicable. In this regard, we note the number of pending openings and the May 2007 estimated openings for China Aerospace Center Hospital, Beijing Ming Zhu Hospital, and Henan Xin Hua Hospital.

Qiweiben Capsule

Clinical Experiments, page 67

25. We note your response to comment 94. Please include the detail of your supplemental response in the discussion in the prospectus.

Yan Long Anti-Cancer Oral Liquid, page 67

26. We note your response to comment 99 and reissue the comment. What is your basis for your statements regarding effectiveness of the drug against the cancers indicated? It appears the drug is used to help patients withstand chemotherapy treatment, not a first line treatment for the disease. In addition, please clarify how the reference at the bottom of page 67 to survivals studied in 1998 pertaining to the years 1990-1993 are relevant to the discussion. In this regard, we note the study pertained to lung cancer whereas lung cancer is not among the list of cancers for which Yan Long Anti-Cancer Oral Liquid is described as being effective. In addition, since the supplemental information you provided indicates only two of the thirty patients had no recurring and distracting symptoms after three years, please advise why you believe such data supports your conclusion of effectiveness of your product.

27. We note your response to comment 100 and reissue the comment. It does not appear that the agreement with Dr. Yan Li has been filed as an exhibit.

28. We note your response to comment 103 and reissue the comment. Please update the discussion to clarify whether the Yidu plant resumed production on or about July 1, 2007.

Industry and Competitive Factors, page 69

29. We note your response to comment 106. The discussion on page 69 indicates you will apply for GMP certification by October 2007. Your supplemental response indicates you will apply for GMP certification by the end of 2007. Please revise the discussion to update the status of the application for GMP certification.

30. We note your response to comment 108. We can not locate the revision to the prospectus to the effect the company will begin exporting the product once it has obtained FDA approval. Please advise or revise.

Research and Development Activities During the Prior Two Fiscal Years, page 72

31. We note your response to comment 111 and reissue the comment in part. You have indicated in your supplemental response that the agreements have been filed as exhibits. It does not appear that any such material agreements have been filed as exhibits. Please advise or file such agreements as exhibits with your next amendment.

Management's Discussion and Analysis, page 76
Results of Operations, page 76
Operating Income/(Loss), page 78

32. Please disclose why you believe items a) to e) mentioned under general and administrative expenses are "one-time" charges, specifically the consulting and professional fees, late filing fee penalty, and cash bonus or revise your disclosure accordingly.

Critical Accounting Policies, page 86
Revenue Recognition, page 86

33. Refer to your response to our comment 126. It does not appear that you have made any changes to the filing in response to this comment thus we reissue our comment. It appears that you have merely selected certain accounting policies and repeated those policies here. The intent of identifying critical policies is to identify those that require material assumptions and estimates which if different assumptions and estimates were made would materially affect the financial statements. Revise this disclosure accordingly. For example, we note you identify revenue recognition as a critical policy. Explain how this policy requires significant estimates. If you believe this is a critical policy expand the disclosure for this policy and all other identified policies to quantify the effect on the financial statements of changes in estimates in each year presented or explicitly state that changes in estimates were not material. If material changes in estimate have been recognized, fully explain the new information that became available

and why that information could not be anticipated at the date the original estimate was made.

Liquidity and Capital Resources, page 84

34. Refer to your response to our comment 127. On page 77, you indicate that the improvement to the waster water treatment system for the Yidu Benda plant has been completed. Please revise your disclosure accordingly.

Financial Statements

35. Please revise pages 99 and 100 to reference the correct financial statement period you are providing in the filing (i.e. the reference should read the six months ended June 30, 2007 and 2006 not March 31, 2007 and 2006).

36. Refer to your response to our comment 130. We did not note any supplemental letter provided supplementally thus we reissue our comment. Have your auditors confirm to us that they traveled to China as part of the audit, or, if they did not travel to China, have them explain to us how they completed the audit without traveling to China.

37. Refer to your response to our comment 133. Please revise the balance sheet caption "Receivables, net" to "Trade Receivables, net" for the period ended June 30, 2007 as well as the caption used in Statement of Cash Flows.

38. Refer to your response to our comment 137. Please explain to us why you include a line item called "Gross profit" when this appears to exclude certain items such as amortization that might be considered "Cost of goods sold." We believe amortization of intangible assets related to acquired developed products such as your drug permits, licenses and technology formulas, and patents should be included in cost of goods sold. Please revise accordingly, revise the financial statements to remove your gross profit presentation or clarify to us why a revision in not necessary.

Note 6. Inventories, page 110

39. Please disclose what the reserve on work-in-progress relates to as of the quarter ended June 30, 2007. Tell us why a reserve was not warranted in an earlier period. Include a discussion in Management's Discussion and Analysis as well.

Note 9. Goodwill and Acquisition Cost Payable, page 112

40. Please clarify what the acquisition cost payable relates to for the quarter ended June 30, 2007 and when the balance is expected to be paid. The acquisition of SiBiono should be described in the notes including the total consideration, the nature of the consideration and the entire purchase price allocation.

Note 10. Restricted Cash and Bank Indebtedness, page 112

41. Please clarify why you have bank indebtedness of $836,539. As of June 30, 2007, your balance sheet indicates a cash and cash equivalents balance of $1,986,585.

Note 13. Pension and Employment Liabilities, page 114

42. Refer to your response to our comment 139. Please quantify in the disclosure the amounts contributed to the state sponsored retirement plan for all periods presented in relation to the percentages disclosed.

Note 20. Long Term Convertible Promissory Note, page 117

43. Refer to your response to our comment 141. Disclose the price of your common stock on the measurement date.

44. Refer to your response to our comment 142. Confirm to us and explicitly disclose that the registration rights agreement permits settlement in unregistered shares upon exercise of your warrants, if true. Also, disclose how the unregistered shares will be valued. EITF 00-19 requires that if an issuer has more than one settlement alternative and one of the settlement alternatives includes a penalty that could be avoided by the issuer under one of the other settlement alternatives (i.e. settling in registered shares), the issuer must disregard the uneconomic settlement alternative. Please revise or advise.

45. Explain how you analyzed the Performance Threshold in your accounting of the long term convertible promissory note.

Note 17. Segment Information, page 121

46. Refer to your response to our comment 144. We did not note any changes made to the filing in response to our comment thus we reissue our comment. Please provide revenues by distinct product or classes of products as required by paragraph 37 of SFAS 131. Refer to page 56 under the caption "Principal Products.".

47. Refer to your response to our comment 145. Please disclose total assets for each of your five reportable segments as required by paragraph 27 of FAS 131. In addition, please tell us why total assets per your table does not reconcile to total assets per the balance sheet at June 30, 2007 or revise accordingly.

48. Refer to your response to our comment 146. We did not note any changes made to the filing related to our comment thus we reissue or comment. Please provide a description of differences from the last annual report in the basis of segmentation

or in the basis of measurement of segment profit or loss. Refer to paragraph 33 (e) of FAS 131.

<u>Benda Pharmaceutical, Inc. Financial Statements for the years ended December 31, 2006 and 2005</u>
<u>Note 1. Organization and Principal Activities, page 131</u>
<u>Reorganization and Revised Ownership Structure, page 132</u>

49. Refer to your response to our comment 132. Refer to paragraph D12 of FAS 141 which states that "the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer." In this regard, disclose here in the notes to the audited financial statements how the $2,298,434 consideration was allocated.

<u>Amended Form 8-K filed June 15, 2007 and June 18, 2007</u>

<u>Management's Discussion and Analysis or Plan of Operations of Shenzhen Sibiono Genetech Co., Ltd.,</u>
<u>Year ended December 31, 2006 compared to December 31, 2005</u>
<u>Net Revenue</u>

50. Refer to your response to our comment 149. Confirm whether or not you continue to provide these discounts. Quantify the total amount of discounts provided in 2006 and 2005, and in 2007, if applicable. Tell us why additional disclosure in the registration statement is not warranted.

<u>Form 10-Q for the quarter ended September 30, 2007</u>
<u>Financial Statements</u>

51. On your balance sheet and cash flow statement, please correct your balances that show amounts carried out to the cent.

52. Please tell us why you have negative expense on your Consolidated Statements of Operations for bad debt and depreciation expense. Also disclose why depreciation expense for the nine months ended September 30, 2007 is lower than for the nine months ended September 30, 2006 when property and equipment subject to depreciation has increased significantly or revise the financial statements as necessary.

53. Please explain why accumulated depreciation of property and equipment and accumulated amortization of intangible assets increased from December 31, 2006 to September 30, 2007 by a greater amount than depreciation and amortization

expense for the nine months ended September 30, 2007. Accumulated amounts from SiBiono should not be carried over in a purchase business combination.

54. Minority interest fluctuates greatly as a percentage of income/loss before minority interest and income tax. Use of segment profit/loss and your ownership percentage does not fully explain the amount of minority interest. Provide disclosure which explains the amount of minority interest in each period for which a statement of operations is provided.

55. Disclose in Note 19 the expenses incurred in the quarters ended September 30, 2006 and 2007 also. Consider using tabular format for all periods.

Exhibit 31.1 and 31.2

56. Paragraph 4(d) should read "internal control over financial reporting" not "financing reporting."

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manaplan, New Jersey 07726